                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*

                          Sierra Health Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   826322-109
                                 (CUSIP Number)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                                  SCHEDULE 13G

CUSIP No. 826322-109

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anthony M. Marlon, M.D.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) |_|
                                                           (B) |_|
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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                         5   SOLE VOTING POWER
   NUMBER OF                  2,739,154 shares of Common Stock at 12/31/01
     SHARES
  BENEFICIALLY           6   SHARED VOTING POWER
    OWNED BY                  -0- at 12/31/01
      EACH
    REPORTING            7   SOLE DISPOSITIVE POWER
     PERSON                   2,739,154 shares of Common Stock at 12/31/01
      WITH
                         8   SHARED DISPOSITIVE POWER
                              -0- at 12/31/01

9  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING  PERSON
        2,739,154 shares of Common  Stock at 12/31/01

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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN  SHARES* |X| See Item 4 of attached Schedule 13G
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11 PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (9)
      9.7% of outstanding class at 12/31/01
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12 TYPE OF REPORTING PERSON*
      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  (a)  Name of Issuer:

                  Sierra Health Services, Inc.

              (b) Address of Issuer's Principal Executive Offices:

                  2724 North Tenaya Way
                  Las Vegas, Nevada  89128

Item 2.  (a)  Name of Person Filing:

                   Anthony M. Marlon, M.D.  ("Dr. Marlon")

              (b)  Address of Principal Business Office or, if none, Residence:

                   2724 North Tenaya Way
                   Las Vegas, Nevada  89128

              (c)  Citizenship:

                   United States of America

              (d)  Title of Class of Securities:

                   Common Stock, $.005 par value

              (e)  CUSIP Number:

                   826322-109

Item 3.  This statement is filed  pursuant to Rule 13d-1(c).  Items 3(a) through
              3(h) are, therefore, inapplicable.

Item 4.  Ownership

              (a)  Amount Beneficially Owned:

                    Dr.  Marlon  may be deemed  to  beneficially  own  2,739,154 shares of Common Stock at December 31, 2001.  That number of shares  reported as  beneficially  owned includes  2,329,003 shares  held  indirectly  through  a total  of  four  trusts established  by Dr.  Marlon and his wife,  and 1,500  shares
                    held   indirectly   through  a  limited   partnership   (the
                    "Partnership").  Dr.  Marlon  may be deemed to have or share voting power and/or  dispositive  power over the shares held by the  four  trusts  and,  therefore,  to  have  beneficial ownership  with  respect  to such  shares.  Dr.  Marlon,  as managing general partner of the Partnership, has sole voting
                    and   dispositive   power  over  the  shares   held  by  the
                    Partnership. Dr. Marlon disclaims beneficial ownership as to the shares held by the four trusts, other than the 1,135,341 shares held by the Marlon Family Trust (a revocable trust of which he is a  trustee).  The number of shares  reported  as beneficially  owned also  includes  300,091  shares that Dr.
                    Marlon has a right to acquire within 60 days of December 31,
                    2001, upon exercise of options,  and includes 108,560 shares held for Dr.  Marlon's  account under the  Company's  401(k)
                    plan for employees.  Dr. Marlon's beneficial  ownership does not  include  163,054  shares  held in three  trusts for the benefit of family  members,  the trustee of each of which is
                    Erin E. MacDonald,  and does not include 652,648 shares held by the AMM & RM  Family  Limited  Partnership,  the  general partner  of which  is a trust  for the  benefit  of a family member;  the  trustees  of that  trust  are  Ms.  MacDonald,
                    William  Godfrey,  and  Jeannine M. Zeller  (daughter of Dr.
                    Marlon).  Dr.  Marlon's  beneficial  ownership also does not include  696,181  shares  subject to stock options which are not currently  exercisable  and will not become  exercisable within 60 days after  December  31, 2001 and 204,680  shares deliverable  in settlement  of  restricted  stock units that will not become settleable within 60 days after December 31,
                    2001.

              (b)   Percent of Class:

                    9.7% of the class of Common Stock outstanding at
                       December 31, 2001

              (c)   Number of shares as to which Dr. Marlon has:

                  (i)  sole power to vote or to direct the vote:
                             2,739,154 shares of Common Stock at
                             December 31, 2001 (see Item 4(a) above.)

                  (ii)  shared power to vote or to direct the vote:
                             -0- shares of Common Stock at December 31, 2001

                  (iii) sole power to dispose or to direct the disposition of:
                             2,739,154 shares of Common Stock at
                             December 31, 2001 (see Item 4(a) above.)

                  (iv)  shared power to dispose or to direct the disposition of:
                             -0- shares of Common Stock at December 31, 2001

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
                  Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification.

         Not  applicable.  This statement is filed pursuant to Rule 13d-1(d).

     The filing of this Amendment to Schedule 13G and amendments hereto, and the statements  herein and therein,  shall not be construed as an admission that any filing  person or any other  person  named  herein is, for  purposes  of Section
13(d),  13(g), 16(a), or 16(b) under the Exchange Act, or for any other purpose, the  beneficial  owner of any of the  securities  described  herein or  therein, except to the extent  that a natural  person is  reported  as having  voting and dispositive power, and thus beneficial  ownership for purposes of Sections 13(d)
and 13(g), over securities owned directly by such person.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

February 7, 2002
-----------------------------------
         Date

/s/ Anthony M. Marlon, M.D.
-----------------------------------
ANTHONY M. MARLON, M.D.
         Name/Title